Exhibit 3

Piero Ferrari

23 December 2015

From:
Piero Ferrari

To:
EXOR S.p.A.

Re: Acceptance of the Shareholders’ Agreement

Dear Sirs:
I refer to your letter of today’s date, setting out your proposal in respect of a shareholders’ agreement, the contents of which are reproduced in full below.

* * *

23 December 2015

From:
EXOR S.p.A.

To:
Mr. Piero Ferrari

Re: Shareholders’ Agreement

Dear Mr. Ferrari:
We refer to our meetings and conversations and have the pleasure to submit to you hereunder the following proposal of:

SHAREHOLDERS’ AGREEMENT

BETWEEN:

(1)	EXOR S.p.A., a company incorporated under the laws of Italy (“EXOR”);

(2)	Mr. PIERO FERRARI, an individual (“PF”).

(EXOR and PF, collectively, the “Parties” and, each, a “Party”).

WHEREAS

(A)
Ferrari N.V. is a public company (naamloze vennootschap) incorporated and existing under Dutch law, registered with the Dutch trade register under number 57991561 (the “Company”), which is the sole shareholder owning the entire share capital of Ferrari S.p.A., a joint stock company (società per azioni) incorporated and existing under Italian law (“Ferrari”), which was founded by the father of PF.

(B)
At the date hereof, the Company has issued no. 188,921,600 Common Shares and no. 170,029,450 SV Shares. The Common Shares of the Company have been registered with the U.S. Securities and Exchange Commission and are listed on the New York Stock Exchange (“NYSE”).

(C)
At the date hereof, the major shareholders of the Company are Fiat Chrysler Automobiles N.V. (“FCA”), holding 80% of the Common Shares of the Company, and PF, holding 10% of the Common Shares of the Company, while the remaining Common Shares of the Company representing 10% of the issued and outstanding Common Shares of the Company are held by public shareholders, being free float on the NYSE.

(D)
FCA intends to separate its remaining ownership interest in the Company and distribute that ownership interest to holders of its shares (including EXOR) and mandatory convertible securities (the “Separation”). As a result of the Separation, any holders of common shares and special voting shares in FCA immediately prior to the Separation, including EXOR, are eligible to receive ownership of SV Shares (in the ratio of one SV Share for each Common Share held) in FE New N.V. (“FE New”), a public company (naamloze vennootschap) incorporated and existing under Dutch law, registered with the Dutch trade register under number 64060977. Upon the Separation becoming effective, FE New will become the sole shareholder of the entire share capital of Ferrari and will be renamed “Ferrari N.V.”

(E)
Upon completion of the Separation, FCA will no longer have an ownership interest in the Company, the Company will cease to exist and it is expected that the Common Shares and SV Shares in FE New will be owned by the Parties as follows:

•	EXOR: approximately 23.5 percent of FE New’s share capital and approximately 33.4 percent of the Voting Interest in FE New;

•	PF: approximately 10 percent of FE New’s share capital and approximately 15.4 percent of the Voting Interest in FE New.

(F)	The Parties are willing to agree on certain provisions in relation to their shareholdings and investments in the Company and FE New respectively.

NOW THEREFORE having premised the above which constitutes an integral and substantial part of this shareholders’ agreement (the “Agreement”), the Parties agree and covenant as follows.

1.	DEFINITIONS

1.1	In this Agreement, in addition to the other terms defined elsewhere in this Agreement, the following terms shall have the meaning specified below.

“Affiliate” means, with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have the meanings correlative of the foregoing.
“Business Day” means a day, other than a Saturday or Sunday, on which banks are open in Milan (Italy) and Amsterdam (The Netherlands) for general commercial business.

“Common Shares” means the common shares issued from time to time by the Company or FE New, respectively.

“Expert” means such investment bank of international repute and practicing in Europe jointly chosen by the Parties within 5 (five) calendar days of the notice from EXOR to PF or vice versa. If the above mentioned bank is not in a position to assist in this respect or if the Parties fail to agree on such investment bank within the above mentioned term, each Party shall submit to the other, within 5 (five) calendar days from the expiration of the above mentioned term, a list of maximum 5 (five) investment banks of international repute and practicing in Europe, listing them in decreasing order of preference. The Parties shall appoint as Expert an investment bank present on both lists, starting from the investment bank that has received in aggregate the highest ranking. If none of those investment banks are in a position to assist or if there are no investment banks present on both lists, then the investment bank to act as Expert shall be appointed by the chairman of the NBA (Nederlandse Beroepsorganisatie van Accountants - The Netherlands Institute of Chartered Accountants) upon the request either of EXOR or PF and chosen among the banks indicated by the Parties in their lists. The fees and costs of the Expert shall be borne equally by the Parties.

“Permitted Transferee” shall have the same meaning attributed to “Loyalty Transferee” in the Article of Association of FE New from time to time. As of the date of entry into force of this Agreement, the definition is: “(i) with respect to any shareholder that is not an individual, any Affiliate of such shareholder (including any successor of such shareholder) that is beneficially owned in substantially the same manner (including percentage) as the beneficial ownership of the transferring shareholder or the beneficiary company as part of a statutory demerger (splitsing) of such shareholder and (ii) with respect to any shareholder that is an individual, any transferee of common shares following succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree”. For the avoidance of doubt, the term “succession” shall include any kind of mortis causa transfer, also through will (testamento).

“SV Shares” means the special voting shares issued from time to time by the Company or FE New respectively.

“SVS T&C” means the terms and conditions of the SV Shares adopted by the Company for the first time on October 12, 2015, amended and adopted by FE New upon the Separation becoming effective and as then amended from time to time.

“Voting Interest” of a Party at a particular time shall mean the aggregate number of votes exercisable at a FE New general meeting of shareholders by such Party and its Affiliates, including votes exercisable by such Party and its Affiliates pursuant to a power of attorney, transfer of voting rights or otherwise, and excluding, for the avoidance of doubt, any double-count of direct and indirect rights in respect of the same underlying votes.

1.2	In addition to the defined terms under Clause 1.1, in this Agreement the following terms shall be interpreted in accordance with the meaning and specified below:

“successor in business” means, with respect to any company (the original company) at any particular time, any other company (the successor company) which, as the result of any amalgamation, merger, reconstruction, reorganisation, transfer or contribution of assets or other similar transaction meets all the following criteria: (i) beneficially owns the whole or substantially the whole of the undertaking, property and assets owned by the original company; (ii) carries on, as a successor to such person, the whole or substantially the whole of the business carried on by the original company; (iii) assumes by operation of law all then existing obligations of the original company; and (iv) is owned substantially by the same shareholders, quotaholders or owners of the original company without the occurrence of any change of control;

“transfer” means a transfer, sale, assignment, contribution or any other disposition by a person of a legal or beneficial interest, whether directly or indirectly (including without limitation a merger or de-merger, either as universal or singular successor), whether total or partial, whether for a consideration in cash or in kind or no consideration, and whether on a temporary basis or through future contracts, including by distribution to its legal or beneficial owners, pursuant to the creation of a derivative security, the right of usufruct, the grant of an option or other right, the imposition of a restriction on disposition or by operation of law, with the exclusion of any mortis causa transfer.

2.	CONDITION PRECEDENT AND COMMON SHARES OBJECT OF THIS AGREEMENT

Condition precedent

2.1
This Agreement shall enter into force subject to the condition precedent (opschortende voorwaarde) of the Separation becoming effective on 3 January 2016, i.e., prior to the First MTA Trading Date (as defined in Clause 3.3).  If for any reason the Separation does not become effective prior to the First MTA Trading Date, this Agreement shall automatically terminate and each Party shall be released in full from any and all obligations arising out hereunder.

Common Shares and SV Shares object of this Agreement

2.2
The Parties agree and acknowledge that all Common Shares and SV Shares owned by them in the Company on the date of this Agreement, and owned by them in FE New upon completion of the Separation and at any time thereafter, from time to time, under whatever mean acquired, shall be governed by this Agreement.

3.	CONSULTATION

Consultation

3.1
For the purposes of forming and exercising, to the extent possible, a common view on the items on the agenda of any general shareholders’ meeting of FE New, the Parties will consult with each other – timely, and in any case at least 24 (twenty four) hours ahead of each meeting – prior to each general shareholders’ meeting of FE New.

3.2
For the purposes of the consultation right and duties provided for under Clause 3.1 above, representatives of each of the Parties shall meet in order to discuss in good faith whether they have or can  find a common view as to the matters on the agenda of the immediately following general shareholders’ meeting of FE New. For the avoidance of doubt, this right of consultation shall in no way operate as, or be construed as, a veto right of PF.

FSA mandatory offer rules

3.3
The Parties acknowledge and agree that the Dutch public offer rules as laid down in the Dutch financial supervision act (the “FSA”) will as of 4 January 2016 (or the following date – in any case subsequent to the effectiveness of the Separation –  that may be set by Borsa Italiana S.p.A. in its notice of beginning of trading of the Common Shares of FE New on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A., hereinafter the “MTA”) i.e., the date that trading in the Common Shares of FE New starts on the MTA (the “First MTA Trading Date”), be applicable to FE New and its shareholders. As – upon the Separation becoming effective – EXOR individually, and the Parties combined, will have a Voting Interest of more than 30 percent prior to the First MTA Trading Date and EXOR individually, as well as the Parties combined, will continue to have a Voting Interest of more than 30 percent on the First MTA Trading Date, EXOR individually, and the Parties combined in light of the agreements set out in Clause 3.1, will be deemed to then have a controlling influence (overwegende zeggenschap, “Controlling Influence”) over FE New within the meaning of the FSA; the Parties agree to remain qualified as concert parties (in overleg handelende personen) (each a “Concert Party” and together, a “Concert”) as per the First MTA Trading Date. On this basis, EXOR individually and the Parties combined, as well as their ultimate controlling persons, will benefit from the exemption from the Dutch mandatory offer requirement as laid down in article 5:71 sub 1(i) of the FSA.

FSA notification duties

3.4
The Parties acknowledge and agree that as a result of the Concert, they are required under section 5.3 of the FSA to notify their shareholdings and voting interests in FE New on a combined and aggregated basis to the Dutch Financial Markets Authority (Autoriteit Financiele Markten, the “AFM”). Against this background, each Party will promptly inform the other Party after having entered into any transaction in securities in relation to FE New, and each Party will provide the other Party with details that are reasonably required for the Parties to jointly assess whether notification in accordance with section 5.3 of the FSA must be made that one or more of the applicable notification thresholds has been reached or crossed.

4.	PRE-EMPTION RIGHT IN FAVOUR OF EXOR

4.1
Without prejudice to Clause 6 (Permitted Transfers), the transfer by PF (in whole or in part) of his Common Shares in FE New to a third party shall in any event be subject to the compliance with the pre-emption right procedure (the “Pre-Emption Right Procedure”) set out hereunder.

4.2
In the event that PF intends to transfer (in whole or in part) his Common Shares in FE New or he receives a third party offer for the acquisition of all or part of his Common Shares in FE New, he shall promptly deliver to EXOR a written notice of his election to transfer such Common Shares or part thereof (the “Sale Notice”), specifying: (a) the number of Common Shares in FE New which PF intends to transfer (the “Shares for Sale”); (b) the price per Share for Sale and the other material terms and conditions of the proposed transaction, including details on the third party transferee; and (c) the term (not to exceed 60 (sixty) Business Days) within which PF expects to complete the transfer of the Shares for Sale constituting the subject matter of the Sale Notice.

4.3
By written notice given to PF (the “Pre-emption Notice”) within 10 (ten) Business Days after receipt of the Sale Notice, EXOR shall have the right (the “Pre-emption Right”) to purchase all (but not less than all) of the Shares for Sale constituting the subject matter of such Sale Notice in consideration of the price specified in the Sale Notice, provided that such Pre-emption Notice complies with each of the following conditions:

4.3.1
the purchase and sale of the Shares for Sale is to be completed, subject to any authorisations under any applicable law, at a closing to be held in the European Union at the place elected by PF and on the 5th (fifth) Business Day following receipt by PF of the Pre-emption Notice or following 5 (five) Business Days from the determination of the fair market value in the case of Clause 4.7 below;

4.3.2	the offered price is payable in cash in one instalment simultaneously with the occurrence of the closing.

4.4
In the event that a Pre-emption Notice is not given in accordance with Clause 4.3 above, EXOR will be deemed to have forfeited its Pre-emption Right in respect of the Shares for Sale constituting the subject matter of the relevant Sale Notice and PF will be free to transfer such Shares for Sale to the third party identified in the Sale Notice without any further restriction, upon terms and conditions not less favourable than those set out in the Sale Notice. It being understood that, in case no Pre-emption Notice is given or the purchase is waived by EXOR, if the transfer of the Shares for Sale constituting the subject matter of any given Sale Notice is not completed within the term set out therein, PF may not transfer such Shares for Sale or any part thereof without complying again with the Pre-emption Right Procedure of this Clause 4.

4.5
If the Pre-emption Notice is validly given by EXOR, the purchase and sale of the Shares for Sale constituting the subject matter of such notice shall take place at the price set out in the Sale Notice at a closing to be held on a date and in a place determined in compliance with Clause 4.3.1 above, all in accordance with the following provisions:

4.5.1
PF shall represent and warrant only to have good and marketable title to the Shares for Sale, free and clear of any encumbrances, and that he has the full right, power and authority to sell, assign, transfer and deliver such Common Shares;

4.5.2
the Parties shall execute and exchange any instrument (including irrevocable instructions to select an intermediary for block transfers or local equivalent transfers for material stakes of listed instruments) as it may be necessary under applicable law to transfer to the other Party full and marketable title to such Common Shares; and

4.5.3
EXOR shall pay the offered price and the costs and expenses relating to the transfer of the Shares for Sale (but excluding eventual fees of professional or advisers of PF which shall be borne by PF), through wire transfer in immediately available funds.

4.6
If under the Sale Notice PF intends to transfer whole or part of the Shares for Sale without consideration, EXOR shall be entitled to exercise its pre-emption right at a price equal to the average of the closing prices of the Common Shares of FE New on the NYSE - so long as the Common Shares of FE New are listed on NYSE, or other regulated stock exchange market on which the Common Shares of FE New are listed if such Common Shares cease to be listed on the NYSE - during the 30 (thirty) day period prior to the date of the Sale Notice (the “Market Price”).

4.7
If under the Sale Notice the consideration is not entirely constituted of cash, PF shall have the obligation to include in the Sale Notice an overall cash consideration related to Shares for Sale to be paid by EXOR in case of exercise of the Pre-Emption Right. If EXOR disagrees with the cash consideration provided for by the Sale Notice, EXOR shall be entitled to request in the Pre-emption Notice that the fair market value of such instruments or shares offered to PF is determined by the Expert which Expert shall determine the fair market value of the instruments or shares within 30 (thirty) Business Days of its appointment. The Parties shall then be obliged to perform the purchase and sale at the price determined by the Expert; provided, however, that if the price of the Shares for Sale determined by the Expert is lower than 10% (ten percent) of the price indicated in the Sale Notice or is lower than the Market Price, then PF shall have the right to withdraw from the sale of the Shares for Sale and hold such shares; provided, further, however, that if following any withdrawal as contemplated above, PF once again intends to transfer (in whole or in part) Common Shares in FE New, PF shall be required to comply with the Pre-emption Right Procedure of this Clause 4 .

4.8
It is hereby understood that if PF is willing to transfer his Common Shares in FE New or a part thereof through a market sale (also through intermediaries in an accelerated book-building offering or other similar transactions), with no identification of a third party transferee, the Pre-emption Right shall in any case apply in favour of EXOR and the price for the Shares for Sale shall be equal to the Market Price.

5.	RIGHT OF FIRST OFFER OF PF

5.1
Without prejudice to Clause 6 (Permitted Transfers), the transfer to a third party of the Common Shares owned by EXOR in FE New shall in any event be subject to a right of first offer in favour of PF pursuant to the provisions set out below (the “Right of First Offer”).

5.2
In the event EXOR intends to transfer (in whole or in part) its Common Shares in FE New to a third party, either solicited or unsolicited, it shall first give to PF a written notice in writing (the “ROFO Transfer Notice”) of the number of Common Shares in FE New to be transferred (the “ROFO Transfer Shares”). On receipt of the ROFO Transfer Notice, PF shall have the right to make a binding, unconditional (save in respect of authorisations, that any applicable law requires to be mandatorily filed and obtained) and irrevocable all cash offer (the “ROFO Offer”) for the purchase of the ROFO Transfer Shares by delivering to EXOR a written notice within and no later than 30 (thirty) Business Days (the “ROFO Offering Period”) from receipt of the ROFO Transfer Notice.

5.3	The ROFO Offer shall indicate:

5.3.1	the price in cash for the acquisition of the ROFO Transfer Shares that shall be paid in immediately available funds on the date such acquisition is completed;

5.3.2	a validity period, during which the ROFO Offer will remain irrevocable and binding of at least 1 (one) month from the date of the receipt by EXOR of the ROFO Offer (the “Validity Period”);

5.3.3	the expected closing date of the transfer of the ROFO Transfer Shares to PF; and

5.3.4	the other main terms and conditions of the ROFO Offer.

5.4	Upon the receipt of the ROFO Offer and until the expiration of the Validity Period EXOR shall have the right to communicate to PF its acceptance of the ROFO Offer (the “ROFO Acceptance”).

5.5
In case of ROFO Acceptance, the Parties shall consummate the sale, subject to any authorisations under any applicable law, within 5 (five) Business Days from the receipt by PF of the ROFO Acceptance at a closing to be held in the European Union at the place elected by EXOR, all in accordance with the following provisions:

5.5.1
EXOR shall represent and warrant only to have good and marketable title to the ROFO Transfer Shares, free and clear of any encumbrances, and that it has the full right, power and authority to sell, assign, transfer and deliver such ROFO Transfer Shares;

5.5.2
the Parties shall execute and exchange any instrument (including irrevocable instructions to select an intermediary for block transfers or local equivalent transfers for material stakes of listed instruments) as it may be necessary under applicable law to transfer to the other Party full and marketable title to the ROFO Transfer Shares; and

5.5.3
PF shall pay the price in cash for the acquisition of the ROFO Transfer Shares and all the costs and expenses relating to the transfer of the ROFO Transfer Shares (but excluding eventual fees of professional or advisers of EXOR which shall be borne by EXOR), through wire transfer in immediately available funds.

5.6
If EXOR does not accept the ROFO Offer within the expiration of the Validity Period (the “Refusal”; it being understood and agreed that the failure to give any response within the expiration of the Validity Period shall constitute a Refusal), EXOR shall be entitled to pursue the transfer of the ROFO Transfer Shares to any third party; provided, however, that the transfer of the ROFO Transfer Shares in the period expiring 2 (two) months after the expiration of the Validity Period (the “Reference Period”) to a person other than PF can be completed only for a price per share higher than the price indicated in the ROFO Offer; and provided further, however, that if the transfer of the ROFO Transfer Shares does not take place within such Reference Period, then if EXOR intends to sell all or part of its Common Shares, it shall send a new ROFO Transfer Notice pursuant to the terms and conditions as set forth above.

5.7
In case no ROFO Offer is submitted within the expiration of the ROFO Offering Period, EXOR shall be free to transfer the ROFO Transfer Shares at any price per share; provided, however, that if the transfer of the ROFO Transfer Shares does not take place within 4 (four) months from the expiration date of the ROFO Offering Period, then if EXOR intends to sell all or part of its Common Shares in FE New, it shall send a new ROFO Transfer Notice pursuant to the terms and conditions as set forth above.

SV Shares

5.8
The Parties acknowledge and agree that the transfer of Common Shares in FE New will imply the transfer to FE New of a similar number of SV Shares in FE New, such only and exclusively in accordance with the SVS T&C and that nothing in this Agreement shall be interpreted as purporting the transfer of any SV Shares in addition to Common Shares except as allowed or consented under the SVS T&C.

6.	PERMITTED TRANSFERS

6.1
The Parties agree that the provisions of Clause 4 (Pre-emption right in favour of EXOR) and Clause 5 (Right of first Offer of PF) shall not apply, and that therefore the Common Shares in FE New are freely transferable, in case of transfers of Common Shares of FE New:

6.1.1	with respect to any Party, to a Permitted Transferee of any Party;

6.1.2
in addition to Clause 6.1.1, with respect to EXOR, (i) to any Affiliate of Giovanni Agnelli e C. S.a.p.az., (ii) to a successor in business of Giovanni Agnelli e C. S.a.p.az. and/ or (iii) to any Affiliate of a successor in business of Giovanni Agnelli e C. S.a.p.az.; and

6.1.3	in addition to Clause 6.1.1, with respect to any Party that is an individual, to an entity wholly owned and controlled by that same Party.

6.2
Any Party shall, if so requested by the other Party hereto, provide reasonable information to the requesting Party to evidence that Clause 6.1 above is fully complied with reference to the person or entity to which the Common Shares in FE New are to be transferred in compliance with the provisions of this Clause 6 (Permitted Transfers).

6.3	The Parties agree that the Party that has transferred the Common Shares in FE New pursuant to Clause 6.1 above (other than for mortis causa transfers):

6.3.1	shall remain jointly and severally liable with the transferee that has acquired the Common Shares in FE New; and

6.3.2
shall procure that the entity to which the Common Shares in FE New have been transferred pursuant to Clause 6.1 above does not lose its status as allowed thereunder without having previously transferred its Common Shares in FE New back to the original executing Party of this Agreement or to another entity having the status allowed by Clause 6.1 above.

6.4
All permitted transferees of the Common Shares in FE New under this Clause 6 (Permitted Transfers) shall be deemed to be a Party to this Agreement and shall be bound to it and assume all rights and obligations of the original Parties. To this purpose, the original Parties shall ensure that each permitted transferee shall execute a contractual instrument of adherence to this Agreement.

6.5
In addition to Clause 6.1, the provisions of Clause 4 (Pre-emption right in favour of EXOR) and Clause 5 (Right of first offer of PF) shall not apply in relation to, and PF shall be free and allowed to carry out, market sales to third parties of his Common Shares in FE New which in the aggregate do not exceed, during the whole period of validity of this Agreement, 0.5 percent of the number of Common Shares in FE New owned by PF upon the Separation becoming effective (the “PF Initial Participation”); such faculty shall apply on a revolving basis within the above mentioned limit of 0.5 percent of the PF Initial Participation also if, from time to time through repurchases of Common Shares of FE New on the market, PF acquires back the whole or a portion of his original holding of Common Shares in FE New.

Notwithstanding the above, it is agreed that in case (i) PF intends to transfer all the Common Shares in FE New he owns at any time and (ii) in occasion of such transfer EXOR intends to exercise its Pre-emption Right, PF will remain obliged to serve to EXOR at least a number of Common Shares equal to (x) the PF Initial Participation less (y) the Common Shares in FE New of PF eventually previously acquired by EXOR pursuant to the Pre-emption Right and/or less such Common Shares of PF in FE New for which EXOR has forfeited or in any case has not exercised its Pre-emption Right pursuant to Clause 4.4 above; accordingly if PF at any such time does not hold a sufficient number of Common Shares in FE New to comply with the above obligation, he shall purchase (on the market or from third parties) those Common Shares in FE New necessary to comply with the above obligation.

6.6	In addition to Clause 6.1 and Clause 6.5, each Party shall also have the right to:

6.6.1
grant pledges or similar encumbrances to any bank, financial institution or other third party over the Common Shares in FE New owned by it on the condition that, save for events of default or acceleration under the relevant contractual documentation, the Party maintains the voting rights related to such Common Shares; and

6.6.2	carry out other derivative transactions having a short term and not implying a change in the beneficial ownership of the Common Shares in FE New.

7.	TERM

7.1
This Agreement shall enter into force on the effective date of the Separation and shall remain in full force and effect until the 5th (fifth) anniversary of the effective date of the Separation (the “Initial Term”). If neither of the Parties serves on the other a written notice of termination of this Agreement within 6 (six) months before the end of the Initial Term, then this Agreement shall be renewed automatically for another 5 (five) year) period.

7.2
This Agreement shall terminate and cease to have any effect as a result of the transfer of all the Common Shares of FE New owned by any of the Parties to a third party (different from a permitted transferee as identified Clause 6 (Permitted Transfers)) in compliance with the provisions of this Agreement.

8.	BEST EFFORT PROVISION

8.1
As long as Ferrari will exist as a separate company from FE New, in the event that during the term of this Agreement a transaction whereby a direct sale by FE New of all its shares in Ferrari to a third party is performed, in the context of such transaction the Parties will discuss in good faith whether there could be the possibility for PF to return to be a shareholder of Ferrari so to maintain family continuity in this investment and – while EXOR cannot assume any binding obligation in this respect – it will use its best endeavours to assist PF in studying technical solutions through which this could happen. It remains understood and agreed that failure to find a solution (which will involve also the third purchaser) shall not in any way limit, delay or impede the timely execution of the sale.

9.	CONFIDENTIALITY

9.1
The Parties shall in all respects keep confidential and not at any time disclose or make known in any other way to anyone whomsoever or use for its own or any other person’s benefit or to the detriment of the other Party any information (whether oral or recorded in any medium) relating to the business, financial or other affairs (including future plans) of the Parties, provided that:

9.1.1	such obligation shall not apply to information which becomes generally known (other than through a breach of this Clause) or is known by a Party independent of this relationship;

9.1.2
each Party shall be entitled at all times to disclose such information as may be required by law or by any competent judicial or regulatory authority or by any recognized stock exchange authority (provided that, so far as practicable, such Party shall consult with the other Party prior to making such disclosure);

9.1.3
this Agreement may be disclosed, in abstract or in full, in the prospectus for the listing of the Common Shares of FE New on the MTA following the Separation, and in any other document filed with authorities in connection therewith; and

9.1.4
each Party shall be entitled to disclose to its officers, employees, agents or advisers such information as may be necessary to enable them to carry out their duties (conditional upon any such person being informed of the confidential nature of such information and agreeing to keep such information confidential for as long as it is obliged to do so in accordance with this Clause).

10.	COSTS AND EXPENSES

Each of the Parties shall bear its own expenses that may arise out of the preparation, execution, and implementation of this Agreement.

11.	GENERAL

Variations and waivers

11.1	No variation of this Agreement shall be effective unless made in writing signed by or on behalf of all the Parties and expressed to be such a variation.

11.2
No failure or delay or time or indulgence given in exercising any remedy or right under or in relation to this Agreement shall operate as a waiver of the same nor shall any single or partial exercise of any remedy or right preclude any further exercise of the same or the exercise of any other remedy or right.

Severability

11.3
The invalidity of any provision of this Agreement shall not imply the invalidity of the entire Agreement, which shall remain in full force and effect, provided that the Parties undertake to substitute the invalid provisions with new provisions having, to the extent possible, an equivalent meaning.

12.	NOTICES

Form of Notice

12.1
Any notice, consent, request, demand, approval or other communication to be given or made under or in connection with this Agreement (each a “Notice” for the purposes of this Clause) shall be in English, in writing and signed by or on behalf of the person giving it.

Method of service

12.2	Service of a Notice must be effected by one of the following methods:

12.2.1	by hand or by prepaid post through registered letter with receipt of return and shall be deemed served at the day indicated in the relevant receipt of delivery; or

12.2.2	by email or fax transmission and shall be deemed served on dispatch provided that a receipt indicating complete transmission of the Notice is obtained by the sender.

13.	APPLICABLE LAW AND JURISDICTION

13.1	This Agreement is governed by and must be interpreted according to the laws of The Netherlands.

13.2
Any disputes arising out of or in connection with this Agreement, including regarding the existence or validity of this Agreement, and any non-contractual obligations arising out of or in connection with this Agreement, are subject to the exclusive jurisdiction of the competent court in Amsterdam, The Netherlands, without prejudice to the right of appeal and appeal to the Supreme Court.

***

If you agree with the above, would you please confirm in writing to us your agreement with our proposal, reproducing the text of this letter, initialing each page and undersigning it in token of your acceptance.

Yours sincerely,

EXOR S.p.A.

/s/ John Elkann
Chairman & Chief Executive Officer

* * *

I hereby confirm my full, irrevocable and unconditional acceptance of your proposal above.

Yours sincerely,

Piero Ferrari

/s/ Piero Ferrari